Addex Therapeutics Ltd

Chemin Des Mines 9

CH 1202 Geneva, Switzerland

VIA EDGAR

January 23, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:                 Ada D. Sarmento

Mary Beth Breslin

Re:                             Addex Therapeutics Ltd

Acceleration Request for Registration Statement on Form F-1

File No. 333-235554

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Addex Therapeutics Ltd (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to January 27, 2020, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Cooley LLP, request by telephone that such Registration Statement be declared effective at some other time.  In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Cooley LLP, by calling Joshua A. Kaufman at (212) 479-6495.

If you have any questions regarding this request, please contact Joshua A. Kaufman of Cooley LLP at (212) 479-6495. Thank you for your assistance with this matter.

Sincerely,

ADDEX THERAPEUTICS LTD

/s/ Tim Dyer
Tim Dyer
Chief Executive Officer